SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PUSUSANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2002

DIALOG SEMICONDUCTOR PLC
(Translation of Registrant’s Name Into English)
Neue Strasse 95, D-73230 Kirchheim/Teck-Nabern, Germany
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form-20-F or Form 40-F.)

Form 20-F	[X]	Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ]	No [X]

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Item 1 - NEWS RELEASE

Item 2 - INTERIM REPORT AS OF June 30, 2002

1. Other Events

On July 24, 2002, in Germany, the Company announced its earnings for the second quarter ended June 30, 2002. A copy of the Company's press release dated July 24, 2002 is attached hereto as Exhibit 99.1 and is incorporated herein by reference. A copy of the Company's interim report as of June 30, 2002 is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

2. Exhibits

99.1 Press release of the Company dated July 24, 2002.

99.2 Interim report as of June 30, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIALOG SEMICONDUCTOR PLC

Date	July 24, 2002	By	/s/ ROLAND PUDELKO__
Roland Pudelko
Executive Director, CEO and President

EXHIBIT INDEX

  News release of the Company dated July 24, 2002.

  Interim report as of June 30, 2002

EXHIBIT 1: NEWS RELEASE

Dialog Semiconductor reports second quarter results for 2002

  Revenues in line with pre-announcement at EUR 17.1 million

  New production orders for next generation mobile phones

  Two design wins from new wireless clients

  Acquisition of Sarnoff's CMOS imaging business

  Agreement with Bosch to collaborate on High Voltage CMOS Technology

Kirchheim/Teck-Nabern, July 24, 2002 - Dialog Semiconductor Plc (Nasdaq & Nasdaq Europe: DLGS, Neuer Markt: DLG), today reported sales of EUR 17.1 million in the second quarter of 2002. Dialog also received production orders for the next generation of mobile phones and two design wins from new wireless clients. The increased research and development expenses include the cost of a CMOS imaging sensor family for mobile phones, PDAs, digital cameras and other applications. Included in the general and administrative expenses are legal fees related to acquiring this CMOS imaging technology and business from the Sarnoff Corporation. Net loss was EUR 4.1 million resulting in a loss per share of EUR 0.09 for the quarter.

The revenues of EUR 17.1 million reflect the ongoing low level of trading in the semiconductor and wireless industries. Dialog achieved important milestones during the past three months despite these weak conditions prevailing. The acquisition of the CMOS imaging business and related intellectual property from Sarnoff brings together complementary skills, which will result in advanced camera on a chip products. Dialog has proven mixed signal circuit design skills and offers a high volume fabless manufacturing capability. Sarnoff has developed unique CMOS active pixel sensor (APS) designs, utilising patent protected imaging intellectual property. Major features of the CMOS APS design are an extended dynamic range (XDR™) and individual pixel addressing to reduce column overload. The combination of these two features provides natural looking images, a low level of blooming and a response time close to human vision standards. The resulting products can be fabricated using standard foundry rules.

Dialog also entered into an agreement with Bosch, the world's second largest supplier of automotive technology, to collaborate on the development of a high voltage CMOS technology for system on chip (SoC) solutions. Such technology is important because it enables the integration of high performance analog circuits, embedded flash memory, microcontroller, high-density digital logic and high voltage (40V) circuits on a single chip. Integrated systems on a chip are progressively capturing a significant share of the global chip market. The first focus of the development is the joint qualification of the technology for single chip integrated circuits (ICs) to control small electrical motors.

The Company's Interim Report as of June 30, 2002 is available at www.dialog-semiconductor.com. Our SEC filing (the full quarterly report on Form 6-K) can be viewed on the NASDAQ website www.nasdaq.com as well as on the NASDAQ Europe website www.nasdaqeurope.com.

Dialog Semiconductor will hold a conference call to detail its second quarter financial results and the outlook on July 24, 2002 at 4:00 pm UK-time (11:00 am Eastern time).

DIALOG SEMICONDUCTOR PLC — SELECTED FINANCIAL DATA

(in thousands of €, except		Three months	Three months
per share and employee data)	ended	ended	Year ended
		June 30, 2002	June 30, 2001	December 31,
		(unaudited)	(unaudited)	2001
Earnings data
	Revenues	17,051	25,490	100,519
	EBITDA	(3,286)	(101)	3,493
	EBIT (operating profit/loss)	(7,016)	(14,935)	(23,199)
	Research and development	(8,617)	(8,421)	31,256
	Net income (loss)	(4,136)	(9,323)	(41,679)
	Cash flow from operations	(1,806)	(530)	15,139
Balance Sheet data
	Cash and cash equivalents	38,092	9,868	32,626
	Shareholders’ equity	154,209	191,301	157,706
	Total assets	172,275	210,034	178,443
	Capital expenditure	1,029	1,061	3,157
Share data
	Basic earnings (loss) per share	(0.09)	(0.21)	(0.95)
	Number of shares issued (in thousands, period end)	44,069	44,069	44,069
Other data
	Employees (period end)	285	291	287

Investor Relations

Corporate Calendar

October 23, 2002: Release of third quarter results

Information about Dialog Semiconductor

Dialog Semiconductor develops and supplies mixed signal and system level solutions for wireless communications and automotive applications. Dialog’s innovative products developed in 100% CMOS are used by major OEMs (original equipment manufacturers) across the world. The company focuses on high volume applications where it can exploit its mixed signal expertise, IP design library and effective execution from specification to delivery. The company is headquartered near Stuttgart, Germany with additional design facilities in the UK, the USA, Sweden, Austria and Japan.

Dialog Semiconductor Plc is listed on the Frankfurt (Neuer Markt: DLG), on the NASDAQ (DLGS) and NASDAQ Europe (DLGS) exchanges and included in the Nemax50 since December 27, 2001.

D I S C L A I M E R

This press release contains “forward-looking statements”. All statements regarding our future financial condition, results of operations and businesses, strategy, plans and objectives are forward-looking. Statements containing the words “believes”, “intends”, “expects” and words of similar meaning are also forward-looking. Such statements involve unknown risks, uncertainties and other factors that may cause our results, performance or achievements or conditions in the markets in which we operate to differ from those expressed or implied in such statements. These factors include, among others, product demand, the effect of economic conditions, exchange-rate and interest-rate movements, capital- and credit market developments, the timing of customer orders and manufacturing lead times, the changes in customer order and payment patterns, the financial condition and strategic plans of our major customers, insufficient, excess or obsolete inventory, and the impact of competing products and their pricing, product development, commercialisation and technological difficulties, political risks in the countries in which we operate or sale and supply constraints. It is not possible to predict or identify all such factors. Consequently, any such list should not be considered to be a complete statement of all potential risks or uncertainties. We do not assume the obligations to update forward-looking statements.

Contact

Dialog Semiconductor
Birgit Hummel
Neue Straße 95
D-73230 Kirchheim/Teck – Nabern
Telephone +49-7021-805-412
Fax +49-7021-805-200
E-mail birgit.hummel@diasemi.com
Internet www.dialog-semiconductor.com

EXHIBIT 2: INTERIM REPORT AS OF June 30, 2002

Independent Auditors' Review Report

Interim Consolidated Statements of Operations for the three and six months ended June 30, 2002 and 2001

Interim Consolidated Balance Sheets

Interim Consolidated Statements of Cash Flows

Interim Consolidated Statements of Changes in Shareholders' Equity

Notes to the Interim Consolidated Financial Statements

OPERATING AND FINANCIAL REVIEW

Forward-looking statements

The interim report contains “forward-looking statements”. All statements regarding our future financial condition, results of operations and businesses, strategy, plans and objectives are forward-looking. Statements containing the words “believes”, “intends”, “expects” and words of similar meaning are also forward-looking. Such statements involve unknown risks, uncertainties and other factors that may cause our results, performance or achievements or conditions in the markets in which we operate to differ from those expressed or implied in such statements. These factors include, among others, product demand, the effect of economic conditions, exchange-rate and interest-rate movements, capital- and credit market developments, the timing of customer orders and manufacturing lead times, the changes in customer order and payment patterns, the financial condition and strategic plans of our major customers, insufficient, excess or obsolete inventory, and the impact of competing products and their pricing, product development, commercialization and technological difficulties, political risks in the countries in which we operate or sale and supply constraints. It is not possible to predict or identify all such factors. Consequently, any such list should not be considered to be a complete statement of all potential risks or uncertainties. We do not assume the obligations to update forward-looking statements. Results for interim periods are not necessarily indicative of results for the full fiscal year or any future periods.

Six months ended June 30, 2002 compared to six months ended June 30, 2001

(In thousands of €)	Six months		Six months
	ended		ended
	June 30, 2002		June 30, 2001		Change
	(unaudited)%		(unaudited)%		%
Revenues	36,114	100.0	56,101	100.0	(35.6)
Cost of sales	(25,950)	(71.9)	(48,641)	(86.7)	(46,6)
Gross margin	10,164	28.1	7,460	13.3	36.2
Selling and marketing expenses	(1,889)	(5.2)	(2,303)	(4.1)	(18.0)
General and administrative expenses	(3,011)	(8.3)	(2,848)	(5.1)	5.7
Research and development	(16,613)	(46.0)	(15,051)	(26.8)	10.4
Amortization of goodwill and intangible assets	(891)	(2.5)	(1,603)	(2.9)	(44.4)
Operating loss (EBIT)	(12,240)	(33.9)	(14,345)	(25.6)	(14.7)
Interest income, net	607	1.6	274	0.5	121,5
Foreign currency exchange gains and losses, net	(545)	(1.5)	1,264	2.2	(143.1)
Recovery of investment	7,212	20.0	—	—	—
Result before income taxes	(4,966)	(13,8)	(12,807)	(22.9)	(61.2)
Income taxes	1,763	4.9	4,341	7.8	(59.4)
Net loss	(3,203)	(8.9)	(8,466)	(15.1)	(62.2)

Revenues

Revenues were € 56.1 million for the six months ended June 30, 2001 compared with € 36.1 million for the corresponding period in the current year. The decrease in revenues is primarily due to lower sales volumes resulting from a continued decline in demand for mobile communications products. Revenues in the wireless communications business sector accounted for € 43.2 million or 77% of total revenues for the six months ended June 30, 2001 compared with € 25.0 million or 69% of total revenues for the corresponding period in the current year. Revenues from our industrial applications were € 6.5 million or 18% of total revenues, a decline of € 0.7 million when compared to the € 7.2 million of 2001. Revenues from our automotive applications accounted for € 3.2 million in both periods (representing 6% and 9% of total revenues in the first six months of 2001 and 2002, respectively). Revenues from our wireline communication applications were € 1.3 million or 4% of total revenues, a decline of € 1.1 million when compared to the € 2.4 million of 2001.

Cost of Sales

Cost of sales consist of the costs of outsourcing production and assembly, personnel costs and applicable overhead and depreciation of test and other equipment. Cost of sales decreased from € 48.6 million for the six months ended June 30, 2001 to € 26.0 million for the six months ended June 30, 2002 in line with decreased production volumes. Also, cost of sales in the second quarter of fiscal 2001 includes a provision for excess inventory of € 10.7 million. As a result of lower production volume our internal testing operation has been running at a reduced utilization level, which in turn has increased per unit production costs in the first six months ended June 2002. The gross margin increased from 13.3% of revenues for the six months ended June 30, 2001 to 28.1% of revenues for the corresponding period in the current year. Excluding the provision for excess inventory the gross margin was 32.4% for the first six months ended June 2001. The increase in per unit production costs was the primary factor contributing to the decline in our gross margin from 32.4% of revenues for the six months ended June 30, 2001 (excluding the provision for excess inventory) to 28.1% of revenues for the corresponding period in the current year.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of salaries, travel expenses and costs associated with advertising and other marketing activities. Selling and marketing expenses decreased from € 2.3 million for the six months ended June 30, 2001 to € 1.9 million for the same period in the current year, in line with decreased sales volumes. As a percentage of total revenues, selling and marketing expenses increased from 4.1% to 5.2% due to the proportionately lower revenue base.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel and support costs for our finance, human resources, information systems and other management departments. General and administrative expenses increased from € 2.8 million for the six months ended June 30, 2001 to € 3.0 million for the six months ended June 30, 2002, primarily resulting from legal fees incurred in connection with the acquisition of the CMOS imaging technology. See note 4 to the Interim Consolidated Financial Statements for further information. As a percentage of total revenues, general and administrative expenses increased from 5.1% to 8.3% due to the absolute increase in expenses described above and the proportionately lower revenue base.

Research and Development

Research and development expenses increased 10.4% from € 15.1 million for the six months ended June 30, 2001 to € 16.6 million for the six months ended June 30, 2002. The absolute increase in research and development expenses was due to costs incurred in assisting key customers in the development of new products for them and costs incurred in our own strategic research and development program. In addition, we incurred the first portion of development costs for imaging sensors to be completed in the first quarter 2003 (totaling an estimated € 1.3 million). See note 4 to the Interim Consolidated Financial Statements for further information. Research and development expenses increased from 26.8% to 46.0% as a percentage of total revenues, resulting both from the absolute increase in research and development costs described above and the proportionately lower revenue base. We expect continued demand from key customers for us to assist in the development of new products for them. Our ability to generate long-term revenues from our research and development programs depends on customers accepting our designs and implementing them in large-scale production.

Amortization of Goodwill and Intangible Assets

Amortization expense for the six months ended June 30, 2001 was € 1.6 million (of which € 0.7 million related to goodwill and assembled workforce) as compared to € 0.9 million for the six months ended June 30, 2002. As discussed in Note 2 to the Interim Consolidated Financial Statements, we adopted a new accounting principle effective January 1, 2002 that requires that goodwill no longer be amortized. Instead, we are required to evaluate the recoverability of goodwill on an annual basis and record a charge to earnings if and when we consider recoverability impaired. Amortization expense for intangible assets include ASIC design software, a 16 bit microprocessor core and other intangible assets.

Operating Loss

We reported an operating loss of € 14.3 million for the six months ended June 30, 2001 compared with an operating loss of € 12.2 million for the six months ended June 30, 2002. Lower sales volumes in the first six months of 2002 and higher research and development expenses during the period contributed to an increase in the operating loss, however, due to the provision for excess inventory recorded in the first six months ended June 2001, an overall decrease in the operating loss is presented.

Interest Income, net

Interest income, net from the Company’s investments (primarily short-term deposits) was € 0.3 million for the six months ended June 30, 2001 and 0.6 million for the same period in the current year, reflecting higher cash balances in the 2002 period.

Foreign Currency Exchange Gains and Losses

Foreign currency transaction gains and losses result from amounts ultimately realized upon settlement of foreign currency transactions and from the period end remeasurement of foreign currency denominated receivables and payables into Euro. A foreign currency exchange gain, net of € 1.3 million was recorded for the six months ended June 30, 2001 compared to a foreign currency loss of € 0.5 for the six months ended June 30, 2002. This decrease was due to the remeasurement of our outstanding US Dollar cash and receivable balances, which resulted in a foreign exchange gain in the first six months 2001, as the value of the Dollar against the Euro increased during this period, and resulted in a loss for the same period in the current year, as the value of the Dollar against the Euro decreased.

Recovery of Investments

In the fourth quarter of 2001, we determined that our ability to recover the full amount of our investments in silicon supplier ESM was impaired. Accordingly we wrote off our investments in ESM. In March 2002, ESM was acquired by International Rectifier. As a result, we were able to recover a portion (€ 7.2 million) of our total investment in ESM.

Income Taxes

The income tax benefit was € 4.3 million for the six months ended June 30, 2001 and € 1.8 million for the six months ended June 30, 2002, representing an effective income tax benefit rate of 36.0% (before amortization of goodwill and other intangible assets) in both periods.

Liquidity and Capital Resources

Our primary sources of liquidity during the six months ended June 30, 2002 were cash flows from operations and cash flow from the recovery of a portion of our investments in ESM due to the acquisition by International Rectifier of the ESM business.

We have a short-term credit facility of € 12.8 million that bears interest at a rate of EURIBOR + 0.75% per annum. At June 30, 2002 we had no outstanding liabilities under this facility.

Balance Sheet

Accounts receivable decreased from € 16.5 million at December 31, 2001 to € 11.4 million at June 30, 2002 and accounts payable decreased from € 8.3 million at December 31, 2001 to € 6.8 million at June 30, 2002, in each case in line with reduced sales volumes. Inventories decreased from € 17.2 million at December 31, 2001 to € 13.7 million at June 30, 2002. Cash and cash equivalents increased from € 32.6 million at December 31, 2001 to € 38.1 million at June 30, 2002, reflecting primarily the payment received in connection with the recovery of the ESM investment, the collection of accounts receivable and lower inventory levels. Primarily as a result of the increase in cash and cash equivalents, our working capital increased from € 50.4 million at December 31, 2001 to € 53.2 million at June 30, 2002.

Cash flows

Cash used for operating activities was € 8.4 million for the six months ended June 30, 2001. Excluding advance payments to secure silicon capacity of € 10.6 million, cash provided by operating activities was € 2.2 million for the six months ended June 30, 2001 compared with cash provided by operating activities of € 1.5 million for the six months ended June 30, 2002.

Cash used for investing activities was € 11.8 million for the six months ended June 30, 2001 compared with cash provided by investing activities of € 4.0 million for the six months ended June 30, 2002. Cash used for investing activities for the six months ended June 30, 2001 consisted mostly of the purchase of EDP equipment, test equipment and tooling (masks) of € 2.3 million and an additional capital contribution and loan to ESM of € 8.6 million. Cash provided by investing activities in the six month period ended June 30, 2002, reflects primarily the payment we received in connection with the recovery of a portion of our ESM investment of € 7.2 million net of the cash paid for the first installment of the CMOS imaging technology acquired of € 1.5 million. See note 4 to the Interim Consolidated Financial Statements for further information.

INDEPENDENT AUDITORS' REVIEW REPORT

To the Board of Directors

Dialog Semiconductor Plc:

We have reviewed the condensed consolidated balance sheet of Dialog Semiconductor Plc and subsidiaries as of June 30, 2002, and the related condensed consolidated statements of operations and cash flows for the three-month and six-month periods ended June 30, 2002 and 2001, and the related condensed consolidated statements of shareholders’ equity for the six-month period ended June 30, 2002 and 2001. These condensed consolidated financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with generally accepted accounting principles in the United States of America.

As discussed in note 2 to the condensed consolidated financial statements, in 2002 Dialog Semiconductor Plc adopted Statement of Financial Accounting Standards No. 142 “Goodwill and Intangible Assets” and Statement of Financial Accounting Standards No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”.

We have previously audited, in accordance with generally accepted auditing standards in the United States of America, the consolidated balance sheet of Dialog Semiconductor Plc and subsidiaries as of December 31, 2001, and the related consolidated statements of operations, shareholders' equity, and cash flows for the year then ended; and in our report dated February 20, 2002, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2001, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Stuttgart, July 23, 2002

KPMG Deutsche Treuhand-Gesellschaft

Aktiengesellschaft

Wirtschaftsprüfungsgesellschaft

Held Kiechle

Wirtschaftsprüfer Wirtschaftsprüfer

CONSOLIDATED FINANCIAL STATEMENTS

Interim Consolidated Statements of Operations

(in thousands of €, except per share data)		Three months	Three months	Six months	Six months
		ended	ended	ended	ended
		June 30, 2002	June 30, 2001	June 30, 2002	June 30, 2001
	Notes	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues	5	17,051	25,490	36,114	56,101
Cost of sales		(12,403)	(28,469)	(25,950)	(48,641)
Gross margin		4,648	(2,979)	10,164	7,460
Selling and marketing expenses		(993)	(1,393)	(1,889)	(2,303)
General and administrative expenses		(1,610)	(1,329)	(3,011)	(2,848)
Research and development		(8,617)	(8,421)	(16,613)	(15,051)
Amortization of goodwill and intangible assets	2, 4	(444)	(813)	(891)	(1,603)
Operating loss		(7,016)	(14,935)	(12,240)	(14,345)
Interest income, net		369	56	607	274
Foreign currency exchange gains and losses, net		(551)	523	(545)	1,264
Recovery of investment	6	755	—	7,212	—
Result before income taxes		(6,443)	(14,356)	(4,966)	(12,807)
Income tax benefit		2,307	5,033	1,763	4,341
Net loss	4	(4,136)	(9,323)	(3,203)	(8,466)

Loss per share	4
Basic loss per share		(0.09)	(0.21)	(0.07)	(0.19)
Diluted loss per share		(0.09)	(0.21)	(0.07)	(0.19)
Weighted average number of shares outstanding (in thousands)
Basic		43,967	43,760	43,861	43,734
Diluted		43,967	43,760	43,861	43,734

The accompanying notes are an integral part of these Consolidated Financial Statements

Interim Consolidated Balance Sheets

		At	At
(in thousands of €)		June 30, 2002	December 31,
	Notes	(unaudited)	2001
ASSETS
Cash and cash equivalents		38,092	32,626
Trade accounts receivable, net		11,449	16,489
Inventories	3	13,719	17,152
Deferred taxes		124	23
Prepaid expenses		3,398	1,107
Other current assets		1,736	830
Total current assets		68,518	68,227
Property, plant and equipment, net		32,042	36,940
Intangible assets	4	7,482	5,701
Goodwill	4	11,786	11,403
Loans		20,345	22,974
Deferred taxes		25,911	24,684
Prepaid expenses		6,191	8,514
TOTAL ASSETS		172,275	178,443

LIABILITIES AND SHAREHOLDERS’ EQUITY
Trade accounts payable		6,792	8,273
Accrued expenses		4,473	5,071
Income taxes payable		912	1,437
Deferred taxes		1,022	1,266
Other current liabilities		2,169	1,786
Total current liabilities		15,368	17,833
Deferred taxes		2,698	2,904
Total liabilities		18,066	20,737
Ordinary Shares		6,737	6,737
Additional paid-in capital		168,804	168,788
Accumulated deficit		(20,640)	(17,437)
Currency translation adjustment		(410)	(270)
Derivative financial instruments		(222)	(42)
Employee stock purchase plan shares		(60)	(70)
Net Shareholders’ equity		154,209	157,706
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		172,275	178,443

The accompanying notes are an integral part of these Consolidated Financial Statements

Interim Consolidated Statements of Cash Flows

	Three months	Three months	Six months	Six months
(In thousands of €)	ended	ended	ended	ended
	June 30, 2002	June 30, 2001	June 30, 2002	June 30, 2001
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flows from operating activities:
Net loss	(4,136)	(9,323)	(3,203)	(8,466)
Adjustments to reconcile net loss to net
cash provided by (used for) operating activities:
Recovery of investment	(755)	—	(7,212)	—
Depreciation of property, plant and equipment	3,286	3,332	6,449	6,393
Amortization of goodwill and intangible assets	444	813	891	1,603
Provision for inventory	—	10,689	—	10,689
Change in deferred taxes	(2,208)	992	(1,689)	1,059
Changes in current assets and liabilities:
Trade accounts receivable	567	394	5,040	18,161
Inventories	433	1,594	3,433	1,625
Prepaid expenses	210	666	32	(9,438)
Trade accounts payable	923	472	(1,471)	(17,798)
Other assets and liabilities	(570)	(10,159)	(723)	(12,207)
Cash provided by (used for) operating activities	(1,806)	(530)	1,547	(8,379)
Cash flows from investing activities:
Recovery of investment	755	—	7,212	—
Purchases of property, plant and equipment	(1,029)	(1,061)	(1,693)	(2,324)
Purchases of intangible assets	(1,542)	(223)	(1,561)	(559)
Investments and deposits made	(4)	(773)	(4)	(8,906)
Cash provided by (used for) investing activities	(1,820)	(2,057)	3,954	(11,789)
Cash flows from financing activities:
Sale of employee stock purchase plan shares	17	13	26	28
Cash provided by financing activities	17	13	26	28
Cash provided by (used for) operating, investing and financing activities	(3,609)	(2,574)	5,527	(20,140)
Effect of foreign exchange rate changes on cash and cash equivalents	(77)	152	(61)	129
Net increase (decrease) in cash and cash equivalents	(3,686)	(2,422)	5,466	(20,011)
Cash and cash equivalents at beginning of period	41,778	12,290	32,626	29,879
Cash and cash equivalents at end of period	38,092	9,868	38,092	9,868

Non-cash transaction — See note 4

The accompanying notes are an integral part of these Consolidated Financial Statements

Interim Consolidated Statements of Shareholders’ Equity

(In thousands of €)				Accumulated other
				comprehensive
				income (loss)
			Retained			Employee
		Additional	earnings	Currency	Derivative	stock
	Ordinary	paid-in	(accumulated	translation	financial	purchase
	Shares	capital	deficit)	adjustment	instruments	plan shares	Total

Balance at December 31, 2000	6,737	168,776	24,242	(440)	—	(121)	199,194
Net loss	—	—	(8,466)	—	—	—	(8,466)
Other comprehensive income	—	—	—	184	361	—	545
Total comprehensive income (loss)	—	—	(8,466)	184	361	—	(7,921)
Sale of employee stock purchase plan shares	—	10	—	—	—	18	28
Balance at June 30, 2001	6,737	168,786	15,776	(256)	361	(103)	191,301

(In thousands of €)				Accumulated other
				comprehensive
				income (loss)
						Employee
		Additional		Currency	Derivative	stock
	Ordinary	paid-in	Accumulated	translation	financial	purchase
	Shares	capital	deficit	adjustment	instruments	plan shares	Total

Balance at December 31, 2001	6,737	168,788	(17,437)	(270)	(42)	(70)	157,706
Net loss	—	—	(3,203)	—	—	—	(3,203)
Other comprehensive loss	—	—	—	(140)	(180)	—	(320)
Total comprehensive loss	—	—	(3,203)	(140)	(180)	—	(3,523)
Sale of employee stock purchase plan shares	—	16	—	—	—	10	26
Balance at June 30, 2002	6,737	168,804	(20,640)	(410)	(222)	(60)	154,209

The accompanying notes are an integral part of these Consolidated Financial Statements

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(In thousands of €, unless otherwise stated)

1. Description of Business

Dialog Semiconductor Plc ("Dialog" or the "Company") develops and supplies mixed signal and system level solutions for wireless communications and automotive applications. Dialog’s products are used by major original equipment manufacturers across the world. Once developed the Company contracts with manufacturers for production of the chips.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America on a basis, which reflects the interim consolidated financial statements of the Company. The interim consolidated financial statements have been prepared without audit. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States of America have been condensed or omitted. The interim consolidated financial statements should be read in conjunction with the Company’s December 31, 2001 consolidated financial statements and the notes thereto.

The accompanying interim consolidated financial statements reflect all adjustments (consisting of only normal recurring adjustments) which, in the opinion of management, are necessary for a fair statement of the results of the interim periods presented. Operating results for the six months ended June 30, 2002 are not necessarily indicative of the results to be expected for the full year ending December 31, 2002.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

The Company’s future results of operations involve a number of risks and uncertainties. Factors that could affect the Company’s future operating results and cause actual results to vary materially from historical results include, but are not limited to, the highly cyclical nature of both the semiconductor and wireless communications industries, dependence on certain customers and the ability to obtain adequate supply of sub-micron wafers.

Certain prior year balances have been reclassified to conform with current year presentation.

Recent Accounting Pronouncements

On July 1, 2001 the Company adopted Statement No. 141 of Financial Accounting Standards (“SFAS”), Business Combinations, and on January 1, 2002 the Company adopted SFAS 142, Goodwill and Intangible Assets. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 142 requires that goodwill and certain intangibles no longer be amortized, but instead tested for impairment at least annually. See note 4 for information on SFAS 142 disclosure.

In June 2001, the FASB issued SFAS 143, Accounting for Asset Retirement Obligations. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset’s useful life. The Company will adopt SFAS 143 on January 1, 2003. The adoption of SFAS 143 is not expected to have a material impact on the Company’s financial statements.

In August 2001, the FASB issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS 144 retains the current requirement to recognize an impairment loss only if the carrying amounts of long-lived assets to be held and used are not recoverable from their expected undiscounted future cash flows. However, goodwill is no longer required to be allocated to these long-lived assets when determining their carrying amounts. SFAS 144 requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered held and used until it is disposed. However, SFAS 144 requires the depreciable life of an asset to be abandoned be revised. SFAS 144 requires all long-lived assets to be disposed of by sale be recorded at the lower of its carrying amount or fair value less cost to sell and to cease depreciation (amortization). Therefore, discontinued operations are no longer measured on a net realizable value basis, and future operating losses are no longer recognized before they occur. The Company adopted SFAS 144 on January 1, 2002. The adoption of SFAS 144 had no impact on the Company’s interim condensed consolidated financial statements.

3. Inventories

Inventories consisted of the following at June 30, 2002 and December 31, 2001:

	At	At
	June 30, 2002	December 31,
	(unaudited)	2001

Raw materials	6,948	7,358
Work-in-process	3,312	4,838
Finished goods	3,459	4,956
	13,719	17,152

4. Intangible Assets and Goodwill

Acquisition of CMOS imaging technology

On June 30, 2002 the Company acquired the CMOS imaging technology and associated CMOS Active Pixel Sensor (APS) patent portfolio from Sarnoff Corporation, a research and development institute, for a total purchase price of € 3,008. A first installment of € 1,504 was paid in cash during the second quarter. A second installment of 1,504 is payable in cash or shares in the first quarter 2003 when certain CMOS imaging sensors (“imagers”) have been successfully developed by Sarnoff. In addition, Sarnoff will be paid a contingent consideration which will be determined as a percentage of the revenues received from sales of imagers used for camera applications and as an agreed sum for each imager used for mobile phone applications. Such contingent consideration is limited in absolute terms and has a fixed expiration date as specified in the purchase agreement.

In addition, the Company and Sarnoff entered into a development agreement. According to the agreement, Sarnoff will develop three imager designs for a total of € 1.3 million to be completed during the next three quarters.

Adoption of new accounting pronouncements

In connection with the adoption of SFAS 142, the Company was required to evaluate its existing intangible assets and goodwill and to make any necessary reclassifications in order to conform with the new separation requirements at the date of adoption. The Company determined that an amount of € 383 (net of accumulated amortization) for assembled workforce, previously included in intangible assets, was required to be reclassified into goodwill in order to comply with SFAS 142. The Company was also required to reassess the useful lives and residual values of all intangible assets and make any necessary amortization period adjustments. The Company determined amortization period adjustments were not necessary and that none of its intangible assets have indefinite useful lives. Further the Company had to perform a transitional assessment of whether there was an indication that goodwill was impaired as of January 1, 2002. The Company performed these transitional assessments and determined that its ability to recover the carrying value of its recorded goodwill was not impaired as of January 1, 2002.

Subsequent to this transitional assessment, a reduction in the outlook for future customer demand for wireless products and semiconductors was announced by several enterprises within these industries, including the Company’s customers (the Company derives a substantial portion of revenues from a relatively small number of wireless communications manufacturers). Consequently, enterprises in these industries, including the Company, have experienced recent sudden and sharp declines in their respective market values. If the perceived decline in market value continues, it is reasonably possible that our future operating results could be materially and adversely affected in the near term by an impairment charge related to the recoverability of certain of our long-lived assets, primarily goodwill.

The following table discloses information related to intangible assets subject to amortization:

	At	At
	June 30, 2002	December 31,
	(unaudited)	2001
Gross carrying amount	12,945	9,967
Accumulated amortization	(5,463)	(4,649)
Net carrying amount	7,482	5,318

Intangible assets subject to amortization primarily represent licenses, software, customer lists and patents.

During the six month ended June 30, 2002, additions of € 3,065 were recognized, primarily relating to CMOS imaging patents with an expected average useful life of ten years. The Company will finalize its allocation of the purchase price during the third quarter 2002.

The aggregate amortization expense for the six months ended June 30, 2002 and 2001 was € 891 and € 922, respectively.

Amortization expense of the gross carrying amount of other intangible assets at June 30, 2002 is estimated to be € 1,014 for the remainder of 2002, € 1,740 in 2003, € 1,063 in 2004, € 590 in 2005, and € 481 in 2006.

The following table presents net loss and loss per share for the three and six months ended June 30, 2001 excluding goodwill and assembled workforce amortization expense:

	Three months	Six months
(In thousands of €, except for loss per share amounts)	ended	ended
	June 30, 2001	June 30, 2001
	(unaudited)	(unaudited)

Net loss	(9,323)	(8,466)
Goodwill and assembled workforce amortization	341	681
Adjusted net loss	(8,982)	(7,785)

Basic loss per share
Reported loss per share	(0.21)	(0.19)
Goodwill and assembled workforce amortization	—	(0.01)
Adjusted loss per share	(0.21)	(0.18)

5. Segment Reporting

The Company operates in one segment, the design and development of semiconductor chips. Revenues by product-type consisted of the following:

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30, 2002	June 30, 2001	June 30, 2002	June 30, 2001
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Wireless communication	11,898	20,165	25,035	43,229
Wireline communication	590	454	1,330	2,384
Automotive	1,760	1,709	3,218	3,234
Industrial	2,803	3,162	6,531	7,254
	17,051	25,490	36,114	56,101

Revenues are allocated to countries based on the location of the shipment destination:

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30, 2002	June 30, 2001	June 30, 2002	June 30, 2001
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Germany	7,667	4,825	14,941	10,419
Sweden	37	1,787	306	12,955
Other European countries	4,845	6,426	9,782	14,208
China	1,495	4,648	4,900	5,881
Other countries	3,007	7,804	6,185	12,638
	17,051	25,490	36,114	56,101

6. Recovery of Investment

In the fourth quarter of 2001, the Company determined that its ability to recover the full amount of its investments in silicon supplier ESM was impaired. Accordingly the Company wrote off the investments in ESM. In March 2002, ESM was acquired by International Rectifier. As a result, the Company was able to recover a portion (€ 7.2 million) of its total investment in ESM.

7. Additional Information

Directors Holdings

	At June 30, 2002			At December 31,2001
	Shares		Options	Shares		Options
	Number	%		Number	%
Management
Gary Duncan	162,105	0.37	128,650	162,105	0.37	128,650
Peter Hall	162,105	0.37	128,650	162,105	0.37	128,650
Yoshihiko Kido	—	—	25,000	—	—	25,000
Martin Kloeble	180,000	0.40	70,000	150,000	0.34	100,000
Roland Pudelko	320,405	0.73	417,450	320,405	0.73	417,450
Martin Sallenhag	—	—	10,000	—	—	10,000
Richard Schmitz	142,105	0.32	128,650	142,105	0.32	128,650
Board of Directors
Timothy Anderson	20,816	0.05	—	20,816	0.05	—
Michael Glover	195,000	0.44	—	195,000	0.44	—
Michael Risman	1,172	0.00	—	1,172	0.00	—
Jan Tufvesson	165,062	0.37	—	165,062	0.37	—

Backlog

In accordance with the Neuer Markt Stock Exchange rules and regulations, companies are required to disclose information regarding their backlog. Purchase order patterns of Dialog’s customers can vary widely and therefore no consistent shipping arrangements have been set up. “Ship-to-line” agreements with major customers underline Dialog’s responsibility to act on a timely basis to ensure appropriate stock levels and production capabilities. Other customers place purchase orders ranging from four to twelve weeks and provide forecasts for a further period, generally not to exceed twelve months, which are not legally binding. Since any backlog information published would not be based on a consistent pattern of the customers, the Company believes such information not to be meaningful and, accordingly, does not provide such information.